Exhibit 99.3

WIPRO LIMITED - CONSOLIDATED

CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2014

( in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Six months ended		Year ended
		September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	March 31, 2014
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	118,160	112,455	109,907	230,615	207,239	437,549
	b) Other operating income	—	—	—	—	—	—
	Total income from operations (net)	118,160	112,455	109,907	230,615	207,239	437,549
2	Expenses
	a) Cost of materials consumed	10	19	(198)	29	153	2,054
	b) Purchase of stock-in-trade	7,401	6,552	6,903	13,953	13,321	27,670
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(381)	(78)	(9)	(459)	(337)	54
	d) Employee compensation	56,947	53,889	52,730	110,836	101,058	206,568
	e) Depreciation and amortisation expense	3,075	2,834	2,616	5,909	5,117	11,106
	f) Sub contracting/technical fees/third party application	13,067	11,679	10,563	24,745	20,769	43,521
	g) Other expenditure	14,979	13,789	14,880	28,769	27,034	57,222
	Total expense	95,098	88,684	87,485	183,782	167,115	348,195
3	Profit from operations before other income, finance costs and exceptional items (1-2)	23,062	23,771	22,422	46,833	40,124	89,354
4	Other Income	5,109	4,239	3,412	9,348	6,774	14,542
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	28,171	28,010	25,834	56,181	46,898	103,896
6	Finance Cost	989	888	656	1,877	1,151	2,891
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	27,182	27,122	25,178	54,304	45,747	101,005
8	Exceptional items	—	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	27,182	27,122	25,178	54,304	45,747	101,005
10	Tax expense	6,199	5,942	5,754	12,141	10,005	22,600
11	Net profit from ordinary activities after tax (9-10)	20,983	21,180	19,424	42,163	35,742	78,405
12	Extraordinary items (net of tax expense)	—	—	—	—	—	—
13	Net profit for the period (11+12)	20,983	21,180	19,424	42,163	35,742	78,405
14	Share in earnings of associates	—	—	—	—	—	—
15	Minority interest	(135)	(148)	(103)	(283)	(187)	(438)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	20,848	21,032	19,321	41,880	35,555	77,967
17	Paid up equity share capital (Face value 2 per share)	4,935	4,934	4,930	4,935	4,930	4,932
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year						338,567
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )	8.49	8.57	7.87	17.05	14.48	31.76
	Diluted (in )	8.45	8.54	7.85	16.98	14.44	31.66
	After extraordinary items
	Basic (in )	8.49	8.57	7.87	17.05	14.48	31.76
	Diluted (in )	8.45	8.54	7.85	16.98	14.44	31.66
20	Public shareholding (1)
	Number of shares	607,829,785	607,403,337	605,403,338	607,829,785	605,403,338	606,514,878
	Percentage of holding (as a% of total public shareholding)	25.12%	25.11%	25.04%	25.12%	25.04%	25.08%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	-Number of shares	Nil	Nil	Nil	Nil	Nil	Nil
	-Percentage of shares (as a% of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil	Nil
	-Percentage of shares (as a% of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	-Number of shares (2)	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464
	-Percentage of shares (as a% of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%	100%
	-Percentage of shares (as a% of the total share capital of the company, excluding ADS Shareholding)	74.88%	74.89%	74.96%	74.88%	74.96%	74.92%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2)	Includes 440,557,453 (June 30, 2014: 440,557,453 ; September 30, 2013: 440,557,453; March 31, 2014: 440,557,453) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of complaints received for the period July 1, 2014 to September 30, 2014
Sl No.	Nature of the complaint	Nature	Unresolved as at 01.07.2014	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as at 30.09.2014
1	Non-Receipt of Securities	Complaint	—	12	12	—
2	Non Receipt of Annual Reports	Complaint	—	161	161	—
3	Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants	Request	—	415	415	—
4	SEBI/Stock Exchange Complaints	Complaint	—	7	7	—
5	Non Receipt of Dividend warrants	Complaint	—	179	179	—
	TOTAL		—	774	774	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.	The condensed consolidated interim financial results of the Company for the quarter ended September 30, 2014 have been approved by the directors of the Company at its meeting held on October 22, 2014. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 1, 1 and 13 for the quarter ended September 30, 2014, June 30, 2014 and September 30, 2013, respectively, 2 and 27 for the six months ended September 30, 2014 and September 30, 2013, respectively and 79 for the year ended March 31, 2014.

4.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	September 30, 2014		March 31, 2014
Designated derivative instruments
Sell		$905		$516
		£183		£51
		€116		€78
	AUD	25	AUD	9
Interest rate swaps		$150		$150

	As at
	September 30, 2014		March 31, 2014
Net investment hedges in foreign operations
Others		$220		$220
		€25		€25
Non designated derivative instruments
Sell		$851		$1,061
		£112		£112
		€63		€63
	AUD	78	AUD	99
		¥490		¥490
	SGD	13	SGD	8
	ZAR	69	ZAR	223
	CAD	24	CAD	10
	CHF	10	CHF	—
Buy		$450		$585

5.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended September 30, 2014, are available on our company website www.wipro.com

6.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During FY 2013-14, the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended September 30, 2014, June 30, 2014 and September 30, 2013, and six months ended September 30, 2014 and September 30, 2013, and year ended March 31, 2014 is as follows:

Particulars	Quarter ended			Six months ended		Year ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	March 31, 2014
Revenue
IT Services
BFSI	28,411	28,065	26,570	56,476	50,262	106,035
HLS	12,176	11,290	10,174	23,466	18,941	41,130
RCTG	15,218	14,727	14,916	29,945	28,365	58,893
ENU	18,333	16,822	15,897	35,155	30,125	63,923
MFG	19,894	19,110	19,100	39,004	36,129	74,423
GMT	15,203	15,069	14,022	30,272	26,220	55,105
Others	—	—	—	—	—	—

Total of IT Services	109,235	105,083	100,679	214,318	190,042	399,509
IT Products	9,152	7,660	9,374	16,812	17,540	38,785
Reconciling Items	(226)	(287)	(133)	(513)	(316)	(666)

Total	118,161	112,456	109,920	230,617	207,266	437,628

Segment Result
IT Services
BFSI	6,245	6,624	5,981	12,869	10,771	24,153
HLS	2,422	2,131	1,904	4,553	3,308	7,637
RCTG	3,205	3,188	3,252	6,393	5,800	13,012
ENU	5,000	4,553	4,260	9,553	7,848	17,418
MFG	4,034	4,368	4,489	8,402	7,874	17,348
GMT	3,496	3,762	3,157	7,258	5,392	11,569
Others	608	(25)	—	583	—	—
Unallocated	(987)	(623)	(399)	(1,611)	(504)	(804)

Total of IT Services	24,023	23,978	22,644	48,000	40,489	90,333
IT Products	62	165	152	227	283	310
Reconciling Items	(1,023)	(372)	(374)	(1,394)	(648)	(1,289)

Total	23,062	23,771	22,422	46,833	40,124	89,354
Finance Expense	(989)	(888)	(656)	(1,877)	(1,151)	(2,891)
Finance and Other Income	5,109	4,239	3,412	9,348	6,774	14,542

Profit before tax	27,182	27,122	25,178	54,304	45,747	101,005
Income tax expense	(6,199)	(5,942)	(5,754)	(12,141)	(10,005)	(22,600)

Profit for the period	20,983	21,180	19,424	42,163	35,742	78,405

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Quarter ended			Six months ended		Year ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	March 31, 2014
India	10,668	11,072	11,304	21,739	21,999	46,235
Americas	57,133	52,876	50,421	110,009	95,087	200,343
Europe	30,884	31,367	30,209	62,251	56,746	120,868
Rest of the world	19,476	17,141	17,986	36,618	33,434	70,182

	118,161	112,456	109,920	230,617	207,266	437,628

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the quarter ended September 30, 2014, June 30, 2014 and September 30, 2013, six months ended September 30, 2014 and September 30, 2013 and year ended March 31, 2014.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty amounting to 1, 1 and 13 for the quarter ended September 30, 2014, June 30, 2014 and September 30, 2013, respectively, 2 and 27 for the six months ended September 30, 2014 and September 30 2013, respectively and 79 for the year ended March 31, 2014. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

e)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

f)	For evaluating the performance of the individual business segments, amortization of customer related intangibles acquired through business combinations are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

7.	The Company has granted Nil, 2,480,000 and Nil options under RSU Options Plan and 35,000, 1,654,500 and Nil options under ADS during the quarter ended September 30, 2014, June 30, 2014 and September 30, 2013 and 2,480,000 and NIL options under RSU Plan and 1,689,500 and Nil options under ADS during the six months ended September 30, 2014 and 2013, respectively and 30,000 options under RSU Plan and Nil options under ADS during the year ended March 31, 2014.

8.	Business Combination

Opus Capital Markets Consultants LLC

On January 14, 2014, the Company had obtained control of Opus Capital Markets Consultants LLC (‘Opus’) by acquiring 100% of its share capital. Opus is a US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market.

The acquisition was executed through a share purchase agreement for a consideration of US$ 75 million including a deferred earn-out component of US$ 21 million, which is dependent on achievement of revenues and earnings over a period of 3 years. The provisional fair value of the contingent consideration amounting to 781, recognized on the acquisition date is determined by discounting the estimated amount payable to the previous owners based on achievement of forecast revenue and EBIT. The estimated fair value would increase (decrease) if: (a) the annual growth rate were higher (lower); (b) the EBIT margin were higher (lower); or (c) the risk adjusted discount rate were lower (higher).

During the previous quarter, an amount of $0.94 million had been received on conclusion of certain closing conditions which has been recorded as a reduction of the purchase consideration, thereby resulting in reduction of goodwill.

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocated
Assets
Cash and cash equivalents	22
Property, plant & equipment (including software)	160
Trade receivable	456
Other assets	20
Customer related intangibles	234
Non-compete arrangement	216
Liabilities
Other liabilities	(258)
Deferred income taxes, net	(133)

Total	717

Goodwill	3,007

Total purchase price	3,724

Goodwill is not expected to be deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities, contingent consideration and useful lives of certain customer-related intangibles. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc. (‘ATCO I-Tek’) by acquiring 100% of its share capital. ATCO I-Tek is a Canada based provider of IT services to ATCO Ltd. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The acquisition was executed through a share purchase and sale agreement for Canada and asset sale and purchase agreement for Australia for an all-cash consideration of Canadian Dollars (CAD) 204 million.

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocated
Assets
Cash	71
Property, plant & equipment (including capital work-in-progress and software)	1,658
Trade receivables	210
Other assets	267
Customer related intangibles	8,073
Liabilities
Trade payables and accrued liabilities	(755)
Deferred income taxes, net	(2,115)

Total	7,409

Goodwill	4,011

Total purchase price	11,420

The goodwill of 4,011 comprises of value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes. The purchase consideration was settled in cash.

If the acquisition had occurred on April 1, 2014, management estimates that consolidated revenue for the Company would have been 233,212 and the profit after taxes would have been 42,607, for six months ended September 30, 2014. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on dates indicated or that may result in the future.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation.

9.	Subsequent Events

On October 8, 2014, the Company has entered into a Series G Preferred Unit Purchase Agreement to increase its investment in Opera Solutions LLC by $ 8.2 million. Post the additional investment, the Company will continue to classify the investment as Available for sale investment.

10.	Stand-alone information (Audited)

Particulars	Quarter ended			Six Months ended		Year ended
	September 30, 2014	June 30, 2014	September 30, 2013 #	September 30, 2014	September 30, 2013 #	March 31, 2014
Income from Operations (Net)	103,582	101,041	98,472	204,623	186,295	391,333
Profit before tax	25,904	26,434	21,973	52,338	39,671	96,082
Profit after tax	19,920	20,672	16,332	40,592	29,712	73,874

#	Recasted to give effect to the scheme of amalgamation of Wipro Energy IT Services Limited and Wipro Technology Services Limited, (wholly owned subsidiaries) with Wipro Limited as approved by the Honorable High Court of Karnataka, with April 1, 2013 being the appointed date.

11.	Consolidated Statement of assets and Liabilities (IFRS)

Statement of Assets and Liabilities

	Particulars	As at September 30, 2014	As at March 31, 2014

I.	EQUITY AND LIABILITIES
1	Shareholder’s funds
	Share capital	4,935	4,932
	Reserves and surplus	369,002	338,567

		373,937	343,499

2	Minority Interest	1,379	1,387
3	Non- current liabilities
	Long-term borrowings	11,124	10,909
	Deferred tax liabilities	4,006	1,796
	Other long term liabilities	5,087	4,803
	Long-term provisions	3,654	3,454

		23,871	20,962

4	Current liabilities
	Short term borrowings	46,072	40,683
	Trade payables and accrued expense	54,160	52,256
	Other current liabilities	28,169	29,665
	Short term provisions	11,984	13,852

		140,385	136,456

	TOTAL EQUITY AND LIABILTIES	539,572	502,304

	Particulars	As at September 30, 2014	As at March 31, 2014

II	ASSETS
1	Non-current assets
	Fixed assets
	Tangible assets	54,729	51,449
	Intangible assets	9,488	1,936
	Goodwill	68,537	63,422
	Non-current investments	2,724	2,676
	Deferred tax assets	3,640	3,362
	Long-term loans and advances	10,122	10,192
	Other non-current assets	14,550	14,581

		163,790	147,618

2	Current assets
	Current investments	66,727	60,557
	Inventories	2,776	2,293
	Trade receivables	88,260	85,392
	Cash and bank balances	108,811	114,201
	Short-term loans and advances	7,093	9,774
	Other current assets	102,115	82,469

		375,782	354,686

	TOTAL ASSETS	539,572	502,304

	By order of the Board,	WIPRO LIMITED
	for, Wipro Limited	Regd. Office: Doddakanneli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore - 560 035,
Date: October 22, 2014	Chairman	www.wipro.com

CIN: L32102KA1945PLC020800;

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com; Email id - info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054